FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .0.5
1. Name and Address of Reporting Person * Drake Richard J. (Last) (First) (Middle)	2. Issuer Name A.C. Moore Arts & Crafts, Inc. and Ticker or Trading Symbol (ACMR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)
c/o A.C. Moore Arts & Crafts, Inc. 500 University Court	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 04/07/03
(Street) Blackwood, NJ 08012		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/07/03		M		1,000	A	$4.50
Common Stock	04/07/03		S (1)		1,000	D	$16.00	4,000 (2)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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Form 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	DE	ED	Title	Amount or Number of Shares
Director Stock Option (right to buy)	$4.50 (3)	04/07/03		M			1,000 (3)	(4)	07/18/07	Common Stock	1,000 (3)		19,000 (3)	D
Explanation of Responses:
(1) The sale reported in this Form 4 was effected pursuant to a Rule 10b5-1 trading plan adopted by Mr. Drake on October 31, 2002.
(2) On June 25, 2002, ACMR’s Board of Directors approved a two-for-one stock split to shareholders of record as of the close of business on July 15, 2002 (the “Stock Split”). This resulted in Mr. Drake acquiring 2,000 additional shares of ACMR common stock.
(3) This option was previously reported as covering 10,000 shares at an exercise price of $9.00 per share, but was adjusted as a result of the Stock Split into an option to purchase 20,000 shares at an exercise price of $4.50 per share.
(4) This option vested in three equal annual installments on July 22, 1998, July 22, 1999 and July 22, 2000.
The filing of this statement shall not be construed as an admission (a) that the person filing this statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this statement, or (b) that this statement is legally required to be filed by such person.

Richard J. Drake
By: /s/ Leslie H. Gordon	April 9, 2003

** Signature of Reporting Person	Date
Name: Leslie H. Gordon
Title: Attorney-in-Fact

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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